

December 3, 2020

Thomas Pacheco
Chief Financial Officer
Acushnet Holdings Corp.
333 Bridge Street
Fairhaven, Massachusetts 02719

      Re: Acushnet Holdings Corp.
           Form 10-K for the Year Ended December 31, 2019
           Filed February 27, 2020
           File No. 001-37935

Dear Mr. Pacheco:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Exhibits 31.1 and 31.2, page 1

1.   We note the certifications provided in Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please amend the filing to provide revised certifications. Refer to Regulation S-K, Item 601(31) and C&DI Question 246.13 on Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing